# SEC Schedule 13D/A (Amendment No. 16) — Beneficial ownership report by holders of more than 5% of a class

Issuer: UNIVERSAL SAFETY PRODUCTS, INC., CIK 0000102109
CUSIP: 913821302
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 11407 CRONHILL DRIVE, SUITES A-D, OWINGS MILLS, Maryland (MD), 21117-3586
Date of event which requires filing of this statement: 05/15/2026
Filed by CIK 0000896493
Persons authorized to receive notices and communications: Kenneth Schlesinger, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300; Kenneth Mantel, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Hyperscale Data, Inc. (CIK 0000896493): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,045,252; sole dispositive power 0; shared dispositive power 1,045,252; aggregate amount beneficially owned 1,045,252 (34.5% of the class)
- Ault & Company, Inc. (CIK 0001734770): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,000; sole dispositive power 0; shared dispositive power 6,000; aggregate amount beneficially owned 6,000 (0.2% of the class)
- Alpha Structured Finance LP (CIK 0002062284): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 20,000; sole dispositive power 0; shared dispositive power 20,000; aggregate amount beneficially owned 20,000 (0.7% of the class)
- Alpha Structured Finance GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 20,000; sole dispositive power 0; shared dispositive power 20,000; aggregate amount beneficially owned 20,000 (0.7% of the class)
- ACG Alpha Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 20,000; sole dispositive power 0; shared dispositive power 20,000; aggregate amount beneficially owned 20,000 (0.7% of the class)
- Ault Lending, LLC: type of reporting person: other (OO); citizenship or place of organization: California (CA); source of funds: working capital (WC); sole voting power 0; shared voting power 1,025,252; sole dispositive power 0; shared dispositive power 1,025,252; aggregate amount beneficially owned 1,025,252 (33.9% of the class)
- Ault Capital Group, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,045,252; sole dispositive power 0; shared dispositive power 1,045,252; aggregate amount beneficially owned 1,045,252 (34.5% of the class)
- AULT MILTON C III (CIK 0001212502): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 52,200; shared voting power 1,051,252; sole dispositive power 52,200; shared dispositive power 1,051,252; aggregate amount beneficially owned 1,103,452 (35.8% of the class)
- NISSER HENRY CARL (CIK 0001775938): type of reporting person: individual (IN); citizenship or place of organization: Sweden (V7); source of funds: affiliate funds (AF); sole voting power 25,000; shared voting power 0; sole dispositive power 25,000; shared dispositive power 0; aggregate amount beneficially owned 25,000 (0.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: UNIVERSAL SAFETY PRODUCTS, INC.
Address of issuer's principal executive offices: 11407 CRONHILL DRIVE, SUITES A-D, OWINGS MILLS, Maryland (MD), 21117-3586
Comment: This Amendment No. 16 ("Amendment No. 16") amends the statement on Schedule 13D originally filed by the Reporting Persons on December 23, 2024, as amended (the "Schedule 13D"), and relates to the Common Stock of UNIVERSAL SAFETY PRODUCTS, INC. Except as specifically provided herein, this Amendment No. 16 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 16 shall have the meaning assigned to such term in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 6,000 Shares beneficially owned by A&C that were purchased directly by A&C with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases is $18,032.80, including brokerage commissions.

The aggregate purchase price of the 20,000 Shares beneficially owned by Alpha Fund that were purchased directly by Alpha Fund with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases is $91,770.26, including brokerage commissions.

The aggregate purchase price of the 385,252 Shares beneficially owned by Ault Lending that were purchased directly by Ault Lending with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases is $1,928,173.42, including brokerage commissions. The aggregate purchase price of the 300,000 Shares beneficially owned by Ault Lending that were purchased by Ault Lending pursuant to the Stock Purchase Agreement (the "January Purchase Agreement") with JLA Realty Associates LLC ("JLA") dated January 16, 2026, is $1,800,000. Pursuant to the January Purchase Agreement, in consideration of the purchase of such Shares, Ault Lending issued promissory notes in favor of JLA in an aggregate initial principal amount of $1,800,000. The aggregate purchase price of the 340,000 Shares beneficially owned by Ault Lending that were purchased by Ault Lending pursuant to the Stock Purchase Agreement (the "Purchase Agreement") with SJC Lending, LLC ("SJC") dated April 30, 2026, as amended on May 15, 2026, is $1,955,000. Pursuant to the Purchase Agreement, in consideration of the purchase of such Shares, Ault Lending issued promissory notes in favor of SJC in an aggregate principal amount of $1,955,000.

Mr. Ault has been awarded stock options to purchase 50,000 Shares in his capacity as a director of the Issuer, which have a strike price of $3.40 per share, expire on August 26, 2035, and all of which vested on October 20, 2025. The aggregate purchase price of the 2,200 Shares beneficially owned by Mr. Ault that were purchased directly by Mr. Ault with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases is $11,456.09, including brokerage commissions.

Mr. Nisser has been awarded stock options to purchase 25,000 Shares in his capacity as a director of the Issuer, which have a strike price of $3.40 per share, expire on August 26, 2035, and all of which vested on October 20, 2025.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

The aggregate percentage of Shares reported beneficially owned by the Reporting Person is based upon (i) 3,028,362 Shares outstanding as of May 15, 2026, which is the total number of Shares outstanding as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 19, 2026, (ii) solely with respect to Mr. Ault, 50,000 Shares underlying certain options held by him that are currently exercisable or become exercisable within 60 days and (iii) solely with respect to Mr. Nisser, 25,000 Shares underlying certain options held by him that are currently exercisable or become exercisable within 60 days.

As of the date hereof, Hyperscale, as the majority holder of the equity interests of Ault Capital, may be deemed to beneficially own the 1,045,252 Shares beneficially owned in the aggregate by Alpha Fund and Ault Lending.

Percentage: 34.5%

As of the date hereof, A&C beneficially owned 6,000 Shares.

Percentage: Less than 1%

As of the date hereof, Alpha Fund beneficially owned 20,000 Shares.

Percentage: Less than 1%

As of the date hereof, Alpha GP, as the general partner of Alpha Fund, may be deemed to beneficially own the 20,000 Shares beneficially owned by Alpha Fund.

Percentage: Less than 1%

As of the date hereof, Alpha Management, as the investment manager of Alpha Fund, may be deemed to beneficially own the 20,000 Shares beneficially owned by Alpha Fund.

Percentage: Less than 1%

As of the date hereof, Ault Lending beneficially owned 1,025,252 Shares.

Percentage: 33.9%

As of the date hereof, Ault Capital, as the majority holder of the equity interests of Alpha Management and Ault Lending, may be deemed to beneficially own the 1,045,252 Shares beneficially owned in the aggregate by Alpha Fund and Ault Lending.

Percentage: 34.5%

As of the date hereof, Mr. Ault beneficially owned 1,103,452 Shares, including 2,200 Shares beneficially owned directly, 50,000 Shares underlying certain options that are currently exercisable or become exercisable within 60 days and the 1,051,252 Shares beneficially owned in the aggregate by A&C, Alpha Fund and Ault Lending that, as the Chief Executive Officer and Chairman of A&C, CEO and Chief Investment Officer of Alpha Management, Executive Chairman of Ault Capital, and the Executive Chairman of Hyperscale, Mr. Ault may be deemed to beneficially own.

Percentage: Approximately 35.8%

As of the date hereof, Mr. Nisser beneficially owned 25,000 Shares underlying certain options that are currently exercisable or become exercisable within 60 days.

Percentage: Less than 1%
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated as follows:

Hyperscale:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,045,252
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,045,252

A&C:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,000

Alpha Fund:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 20,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 20,000

Alpha GP:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 20,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 20,000

Alpha Management:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 20,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 20,000

Ault Lending:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,025,252
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,025,252

Ault Capital:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,045,252
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,045,252

Mr. Ault:
1. Sole power to vote or direct vote: 52,200
2. Shared power to vote or direct vote: 1,051,252
3. Sole power to dispose or direct the disposition: 52,200
4. Shared power to dispose or direct the disposition: 1,051,252

Mr. Nisser:
1. Sole power to vote or direct vote: 25,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 25,000
4. Shared power to dispose or direct the disposition: 0
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated as follows:

None of the Reporting Persons have engaged in any transactions in the Shares since the filing of Amendment No. 15 except as set forth in Exhibit 1 hereto.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended by adding the following:

On May 15, 2026, Ault Lending and SJC entered into Amendment No. 1 to the Purchase Agreement ("Amendment No. 1 to the Purchase Agreement") pursuant to which the parties agreed to amend the Purchase Agreement to provide for an adjustment in the number of Shares to be sold in the second closing under the Purchase Agreement from 200,000 to 185,000, and to make a corresponding change in the principal amount of the Second Closing Note from $1,150,000 to $1,063,750. Other than this change in principal amount, the terms of the Second Closing Promissory Note remained substantially unchanged from the terms of the Second Closing Promissory Note.

Pursuant to the Purchase Agreement, as amended by Amendment No. 1 to the Purchase Agreement, the second closing under the Purchase Agreement occurred on May 15, 2026, at which time Ault Lending purchased 185,000 Shares from SJC and issued the Second Closing Promissory Note in a principal amount of $1,063,750.

The foregoing descriptions of Amendment No. 1 to the Purchase Agreement and the Second Closing Promissory Note are not meant to be complete and are qualified in their entirety by reference to the full text of Amendment No. 1 to the Purchase Agreement and the form of Second Closing Promissory Note, which are attached hereto as Exhibits 99.1 and 99.2 respectively and incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Transactions in Securities of the Issuer Since the Filing of Amendment No. 15

Exhibit 99.1 - Amendment No. 1 to the Stock Purchase Agreement, dated as of May 15, 2026, by and between SJC Lending, LLC and Ault Lending, LLC

Exhibit 99.2 - Form of Second Closing Promissory Note

## Signatures
- Hyperscale Data, Inc.: /s/ Milton C. Ault, III, Milton C. Ault, III, Executive Chairman (05/19/2026)
- Ault & Company, Inc.: /s/ Milton C. Ault, III, Milton C. Ault, III, Chief Executive Officer (05/19/2026)
- Alpha Structured Finance LP: /s/ Milton C. Ault, III, Milton C. Ault, III, CEO and Chief Investment Officer of its Investment Manager (05/19/2026)
- Alpha Structured Finance GP LLC: /s/ Milton C. Ault, III, Milton C. Ault, III, CEO and Chief Investment Officer of its Managing Member (05/19/2026)
- ACG Alpha Management LLC: /s/ Milton C. Ault, III, Milton C. Ault, III, CEO and Chief Investment Officer (05/19/2026)
- Ault Lending, LLC: /s/ David J. Katzoff, David J. Katzoff, Manager (05/19/2026)
- Ault Capital Group, Inc.: /s/ Milton C. Ault, III, Milton C. Ault, III, Executive Chairman (05/19/2026)
- AULT MILTON C III: /s/ Milton C. Ault, III, Milton C. Ault, III (05/19/2026)
- NISSER HENRY CARL: /s/ Henry C. Nisser, Henry C. Nisser (05/19/2026)